 Exhibit 99.1

China Online Education Group Provides Update on Status under Holding Foreign Companies
Accountable Act

BEIJING, May 10, 2022 /PRNewswire/ -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), an online education platform in China, with core expertise in English education, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company is aware that it has been identified by the United States Securities and Exchange Commission (the “SEC”) under the HFCAA on May 9, 2022. The Company understands such identification may result from its filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

The Company understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board (the “PCAOB”), to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, a company will be delisted from a U.S. stock exchange only if the company has been identified by the SEC for three consecutive years due to the PCAOB’s inability to inspect auditor’s working paper.

The Company will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on the New York Stock Exchange.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Online Education Group

China Online Education Group (NYSE: COE) is an online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

2